April 29, 2026

Todd Schneider
Chief Executive Officer
CINTAS CORP
6800 Cintas Corporation
P.O. Box 625737
Cincinnati, OH 45262-5737

       Re: CINTAS CORP
           Registration Statement on Form S-4
           Filed April 27, 2026
           File No. 333-295330
Dear Todd Schneider:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing